BRASKEM
                                                  [logo omitted]  [logo omitted]

BOVESPA: BRKM
NYSE: BAK
www.braskem.com.br

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       BRASKEM ANNOUNCES FIRST QUARTER 2003 NET EARNINGS OF R$ 131 MILLION

--------------------------------------------------------------------------------

(Sao Paulo, Brazil, May 6, 2003) Braskem S.A. (BOVESPA: BRKM) (NYSE: BAK) today announced earnings for the first quarter of 2003. Results are stated in Reais according to Brazilian Corporate Law and reflect the current corporate structure of Braskem S/A for the period ended March 31, 2003. Considering that Braskem was incorporated only on August 16, 2002, the comments stated herein are based on the Company's consolidated pro-forma financial statements, taking into account Braskem's stakes in OPP Quimica S/A (OPP Quimica), Trikem S/A (Trikem), Nitrocarbono S/A (Nitrocarbono) and Polialden Petriquimica (Polialden) as if the corporate structure on March 31, 2003 had existed since the beginning of fiscal-year 2002. The comments in this release refer to consolidated earnings with all comparisons being made with the same period in 2002 except where otherwise indicated. Braskem's consolidated pro-forma balance sheet and income statement have been reviewed by independent auditors and reflect the elimination of the effects of CVM rule 247, i.e. only those investments under the direct management of Braskem are consolidate; the stakes in Politeno and COPESUL are represented via the equity accounting method. On March 31, 2002 the Real/US dollar exchange rate was R$ 3.3531.

1. First Quarter Highlights
--------------------------------------------------------------------------------

o Braskem's net revenue totaled R$2.292 billion in the first quarter of 2003, 86% higher than the net revenue of R$1.230 billion in 1Q02, reflecting higher sales volume and domestic price increases implemented to align prices with international levels.

o Net revenue from exports totaled US$137 million (R$473 million) in 1Q03 compared to US$94 million (R$219 million) in 1Q02, an increase of 46% in U.S. dollars, placing Braskem among Brazil's leading exporters.

o EBITDA in 1Q03 was 89% higher, totaling R$450 million compared to R$238 million in 1Q02. EBITDA margin in 1Q03 was 20% compared with 19% in 1Q02. Braskem has maintained an EBITDA margin superior to the average of its domestic and international petrochemical industry peers.

o Net income in 1Q03 was R$131 million, a significant improvement compared to the R$164 million net loss recorded in 1Q02. Net profit before minority interests totaled R$218 million in 1Q03.

o Braskem once again demonstrated its strong cash generation capacity. Operating cash generation totaled R$579 million, significantly higher than the R$251 million in 1Q02. Over the past 12 months, operating cash generation totaled R$2.5 billion.

o Braskem reduced its net debt by R$450 million to R$6.365 billion on March 31, 2003 from R$6.815 billion on December 31, 2002. This clearly illustrates the Company's firm commitment to use funds from its operating cash flow to reduce indebtedness. The Company's net debt to operating cash generation ratio was reduced 19% to 2.57 times on March 31, 2003 from 3.17 times on December 31, 2002.

o On February 13, 2003 Braskem formalized its compliance with Bovespa's Level 1 corporate governance requirements, in line with its commitment to transparency with the capital market. The Company is also committed to meet Bovespa's Level 2 corporate governance requirements within two years.

BRASKEM
  [logo omitted]  [logo omitted]

o As part of its corporate integration process, on February 13, 2003 Braskem held a public tender offer for Nitrocarbono's outstanding common shares. The offer was accepted by practically 100% of common shareholders, who received preferred Braskem A-class shares in exchange for their
     Nitrocarbono  shares.  On March  31,  2003 an  Extraordinary  Shareholders'
     Meeting approved the incorporation of the stake spun-off from ODEQUI as well as the incorporation of OPP Quimica, Economico S/A Empreendimentos ("ESAE") and Nitrocarbono S/A into Braskem S/A.

     This concludes another phase of the integration process and simplifies Braskem's corporate structure further, providing greater clarity of the Company's activities shown though its financial statements and accelerating gains from synergies.

     The current corporate structure is demonstrated below in simplified form:

     [graphic omitted]

     For a complete view of Braskem's corporate structure please refer to the Company's website: www.braskem.com.br

BRASKEM
                                                  [logo omitted]  [logo omitted]

               Braskem's First Quarter Performance (year-on-year)

      [graphic omitted]

2. Operating Performance
--------------------------------------------------------------------------------

o    Industrial and Sales Performance

Production Volume - ton                       1Q 2003           1Q 2002          Change %          4Q 2002
                                                (A)               (B)            (A)/(B)
--------------------------------------- ----------------- ---------------- ----------------- ----------------
Polyolefin Unit
     o   Polyethylene - PE's                 157.966           154.797              2             170.544
     o   Polypropylene - PP                  107.533            92.531             16             110.745

Vinyls Unit
     o   Polyvinyl Chloride - PVC            103.844            87.564             19             112.558
     o   Caustic Soda                         97.228            91.595              6             117.648

Basic Petrochemicals Unit
     o   Ethylene                            229.165           224.769              2             285.436
     o   Propylene                           107.632           102.689              5             135.238

Business Development Unit
     o   PET                                  14.910            14.110              6              15.582
     o   Caprolactam *                        11.279            14.138            -20              14.552
--------------------------------------- ----------------- ---------------- ----------------- ----------------
* programmed maintenance stoppage during March 2003

BRASKEM
                                                  [logo omitted]  [logo omitted]

During the first quarter of 2003, Braskem increased its production levels in practically all of its products compared to the same period last year. Furthermore, the Company demonstrated its ability to align its prices in the domestic market with international levels.

In 1Q03, Braskem reaffirmed its commercial policies and strategies designed to maximize profitability and return on capital employed through supply chain optimization. Braskem is a regional leader in all its strategic market segments.

Sales Volume - tons                           1Q 2003           1Q 2002          Change %          4Q 2002
                                                (A)               (B)            (A)/(B)
--------------------------------------- ----------------- ---------------- ----------------- -----------------
Polyolefin Unit
     o   Polyethylene - PE's                 164.563           163.712              1             165.948
     o   Polypropylene - PP                  111.716            95.256             17             103.947

Vinyls Unit
     o   Polyvinyl Chloride - PVC            110.679           103.602              7             101.898
     o   Caustic Soda                        101.917            91.636             11             112.770

Basic Petrochemicals Unit
     o   Ethylene*                           230.251           227.913              1             285.993
     o   Propylene                           110.787           105.172              5             142.978

Business Development Unit
     o   PET                                  14.140            13.569              4              17.132
     o   Caprolactam                          12.819            12.565              2              14.971
--------------------------------------- ----------------- ---------------- ----------------- -----------------
* Of this amount, 102,000 tons (45%) were sold to companies that are part of
Braskem

In  the  Polyolefins   Unit,   combined  sales  volume  of   Polyethylenes   and
Polypropylene in 1Q03 was 7% higher than in 1Q02 and 2.4% higher than in 4Q02.

In the Vinyls Unit, PVC sales volume in 1Q03 exceeded 1Q02 and 4Q02 sales volumes by 7% and 9%, respectively.

In the Basic Petrochemicals Unit sales volume of ethylene and propylene were higher than in the same period in 2002, in line with its commitments to its customers.

In the Business Development Unit, sales of the main products of this business unit (PET and Caprolactam) were higher than in 1Q02. There was a programmed maintenance stoppage during the period at the Caprolactam plant.

BRASKEM
                                                  [logo omitted]  [logo omitted]

o    Exports
In 1Q03 Braskem's net revenue from exports in U.S. dollars was US$137 million (R$473 million), 46% higher in U.S. dollar terms compared to the previous year of US$94 million (R$219 million), placing Braskem among the leading exporters in Brazil.

     [graphic omitted]
     [graphic omitted]

o    Synergies
In the 227 days following its incorporation, Braskem has realized to date a total of R$208 million in synergies as a result of the integration process on an annualized, recurring basis, demonstrating the effectiveness of its management and of the mobilization of its workforce.

     [graphic omitted]

BRASKEM
                                                  [logo omitted]  [logo omitted]

3. Financial Performance
--------------------------------------------------------------------------------

o    Net Revenue:

Braskem's net revenue in 1Q03 totaled R$2.292 billion, 86% higher than the R$1.230 billion in 1Q02. The main factors driving this performance were a 7% year-on-year increase in thermoplastics sales volume and the recovery in resin prices of approximately 59% compared to 1Q02. The Basic Petrochemicals Unit also contributed significantly to the increase in net revenue through a price realignment of its main products, ethylene and propylene, to international market levels.

     [graphic omitted]

The table below provides a breakdown of net revenue per Business unit:

               Business Units                 1Q 2003           1Q 2002          Change %          4Q 2002
                                                (A)               (B)            (A)/(B)
---------------------------------------- ----------------- ---------------- ----------------- -----------------

Domestic Market                                 1.819             1.011             80               1.643
     Basic Petrochemicals                         777               368            111                 766
     Polyolefines                                 594               368             61                 461
     Vinyls                                       329               200             65                 277
     Business Development                         119                75             59                 139


Exports                                           473               219            116                 454

Total Net Sales                                 2.292             1.230             86               2.097

o    Cost of Goods Sold (COGS):


In 1Q03, cost of goods sold (COGS) totaled R$1,823 million, 75% higher than the R$1,043 million in 1Q02. The main reasons for this increase were higher sales volume and higher naphtha costs, the Company's principal raw material, which accounts for 66% of COGS. Naphtha prices are linked to the ARA (Amsterdam - Rotterdam - Antwerp) quotations and to the Real/US dollar exchange rate.

     [graphic omitted]

BRASKEM
                                                  [logo omitted]  [logo omitted]

The international naphtha price rose significantly in 1Q03, reaching a high of US$ 367/ton in the first half of March. The average price of naphtha during 1Q03 was US$318/ton, 68% higher than the average price in 1Q02 of US$189/ton. In local currency, the average price of naphtha in reais was 156% higher in 1Q03 compared to 1Q02

In 1Q03, Braskem purchased 857 thousand tons of naphtha, of which 661 thousand tons (77%) were purchased from Petrobras, the Company's main raw material supplier. The remaining 196 thousand tons (23%) was imported directly by the Company, mainly from Africa and South America.

Braskem's depreciation and appreciation costs associated with COGS, totaled R$69 million in 1Q03, practically unchanged from the level of R$68 million in 1Q02.

o    Selling, General and Administrative Expenses

SG&A expenses (excluding depreciation and amortization) represented 3.3% of net revenue in 1Q03 compared to 5.2% in the same period in 2002, demonstrating an important portion of the synergy gains realized since the creation of Braskem.

SG&A expenses (excluding depreciation and amortization) were 19% higher, totaling R$76 million in 1Q03 compared to R$64 million in 1Q02. The increase in SG&A expenses remained below inflation between the two periods.

o    Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$43 million in 1Q03 compared to R$20 million in 1Q02, (which excludes the effect of deferred foreign exchange losses from 2001 in the amount of R$23 million recorded in 1Q02). The difference is attributed to higher depreciation and amortization expenses from the transfer of the portion of goodwill related to the incorporation of OPP, Nitrocarbono and ESAE (see item 6).

o    EBITDA

In 1Q03, EBITDA was R$450 million, 89% higher than the R$238 million reported in 1Q02. EBITDA margin in 1Q03 was 20%, higher than in same period last year (19%), and higher than the average of Braskem's domestic and international peers. This EBITDA margin is especially significant when taking into consideration the 156% year-on-year increase in the price of naphtha, the company's main raw material.

[graphic omitted]

This was achieved as a result of Braskem's capacity to realign domestic prices, higher sales volume between the two periods and effective management of fixed costs and administrative expenses.

BRASKEM
                                                  [logo omitted]  [logo omitted]

o    Equity in Subsidiaries

In 1Q03 this item totaled R$20 million, impacted by, among other items, the equity income of R$14 million from Copesul and R$11 million from Politeno.

o    Operating Income*

Braskem's operating income totaled R$358 million in 1Q03, significantly higher than the R$44 million in 1Q02. This strong result indicates the significant improvement in Braskem's operating performance.

[graphic omitted]

     * (Operating profit before net financial result, including income/loss from equity in subsidiaries)


o    Net Financial Result

                                                         (R$ million)
                                                                    1Q 2003

       (1)   F/X Impact                                                    193
             ----------
                      On F/X assets                           (84)
                      On F/X liabilities                      277

       (2)   Financial Result excluding F/X effect                        (280)
             -------------------------------------
                 Interest / Monetary Restatement                          (188)
                      Interest                                             (89)
                      Monetary Restatement                                 (99)

                 CPMF, banking expenses and others                         (92)

                 FINANCIAL RESULT*.......(1) + (2)  =                   (87)

              *Net F/X variation + Fin. Result excluding F/X Impact

The currency appreciation of 5.1% in 1Q03 was the main factor contributing to Braskem's lower net financial expense, which totaled R$ 87 million in the period compared to R$ 217 million in 1Q02. The appreciation of the real caused a positive net foreign exchange impact of R$193 million during the period.

BRASKEM
                                                  [logo omitted]  [logo omitted]

o    Net Income (loss)

Net income was R$131 million compared to the R$164 million net loss in 1Q02. Contributing to this result were the solid operating performance recorded during the year, which yielded an EBITDA of R$ 450 million, as well as the positive net monetary variation of R$193 million due appreciation of the real against the U.S. dollar during the period. Net profit before minority interests was also strong in the period, totaling R$218 million.


4.  Operating Cash Generation and Consolidated Debt
--------------------------------------------------------------------------------

Operating Cash Generation totaled R$579 million in 1Q03 and R$2.478 billion on a 12-month running basis. The ratio of net debt / Operating Cash Generation (OCG), when expressed in local currency on a 12-month basis fell significantly from
3.17 on December 31, 2002 to 2.57 on March 31, 2002. Braskem continues to utilize its operating cash generation to reduce its indebtedness.

[graphic omitted]

In 1Q03, Braskem reduced its net debt by R$450 million (6.6%), from R$6.815 billion on December 31, 2002 to R$6.365 billion on March 31, 2003.

Consolidated gross debt totaled R$7.187 billion on March 31, 2003, 4.4% lower than the R$7.514 billion on December 31, 2002. R$668 million of this debt is comprised of debentures for which payment of principal and interest is scheduled for July 2007. Short-term debt obligations total R$2.799 billion, or 39% of total debt. Of this amount, R$612 million is related to working capital financing, R$1.294 billion corresponds to trade-financing lines, R$149 million is related to capital markets obligations and the remainder is comprised of government debt obligations and short-term installments on long-term bank loans.

[graphic omitted]

Braskem's net debt is comprised of 69% in US dollar-indexed liabilities, while a further 15% is linked to the TJLP, 9% to the CDI, 5% to the IGP-M and the rest are fixed-rate obligations.

BRASKEM
                                                  [logo omitted]  [logo omitted]

5. Capital Expenditures
--------------------------------------------------------------------------------


The Company invested R$33 million in its capital expenditure programs in 1Q03. Included in this total are important investments in the area of technology; in particular a pilot plant using spherilene technology to produce low linear density polyethylene ("LLDPE") located in the Triunfo Poetrochemical Complex in the state of Rio Grande do Sul.

6. Impact of incorporations on Braskem S/A's Financial Statements
--------------------------------------------------------------------------------


An Extraordinary Shareholders' Meeting held on March 31, 2003 approved the incorporation of the spun-off stake of ODEQUI as well as the incorporation of OPP Quimica, Nitrocarbono and ESAE. These incorporations were based on appraisals conducted from financial statements for the period ended December 31, 2002 and for this reason no goodwill or negative goodwill was redorded by Braskem.

As a result of the above-mentioned incorporations Braskem's consolidated balance sheet (excluding the effects of proportional consolidation as per rule CVM 247) was impacted as per the following:

Non-current Asset Accounts

                                  Impact between 12/31/02 and 3/31/03
                    -----------------------------------------------------------

                     R$ MM
Investments         (1,473) Includes R$1,462 million in goodwill on acquisitions
Deferred              791   Includes R$745 million in goodwill  on acquisitions
Plant, property and   631   Includes R$717 million in goodwill on acquisitions
equipment

Income Statement Accounts

                                     Impact between 12/31/02 and 3/31/03
                           -----------------------------------------------------


Depreciation and   Includes  negative  impact of R$23.7 million in  depreciation
Amortization       and  amortization on the additional stake and deferred asset.
Expense
Stakes in          Includes a  reduction  in  expenses  of  R$23.9  million as a
Subsidiaries and   result  of  lower   amortization  of goodwill on acquisitions
Affiliates         transferred  into the  "Investments" account.

BRASKEM
                                                  [logo omitted]  [logo omitted]

7. Capital Markets

On March 31, 2003 Braskem's preferred shares (BRKM5) closed trading on the Bovespa at R$213 per share, practically the same level as December 30, 2002 of R$220 per share. During the same period, the Ibovespa index remained stable at 11,270 points.

In the first quarter of 2003 average daily trading volume of Braskem's preferred shares was R$689,000, with a total of 3,993 trades executed involving 226.4 million shares over the course of the period.

Braskem's  preferred  shares are also represented on the New York Stock Exchange
(NYSE) through Level 2 ADRs. Braskem's ADRs (NYSE:BAK) closed trading on March 31, 2003 at US$3.20 per share, practically in line with the US$3.30 per share price at the close of trading on December 30, 2002. During the quarter 407,000 shares traded hands with a total financial trading volume of US$1.13 million.

Braskem is listed on the Bovespa as a Level I Corporate Governance company and its preferred shares are part of the Ibovespa index.

8. Earnings Conference Call and Presentation to Investment Community

Braskem will present its results for 1Q03 to the domestic financial community at meetings to be held by the branches of ABAMEC in Sao Paulo and Rio de Janeiro on May 13, 2003. Additionally, the Company will hold an international conference call on May 15, 2003. For further details, please see the company website at www.braskem.com.br or contact the Investor Relations Department.


--------------------------------------------------------------------------------
Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil and produces 5.0 million tons of petrochemical products per year.
--------------------------------------------------------------------------------


For Additional information, please contact:

Vasco Barcellos                               Jose Marcos Treiger                   Luiz Henrique Valverde
Investor Relations                            Investor Relations                    Investor Relations
Tel: (5511) 3443 9178                         Tel: (5511) 3443 9529                 Tel: (5511) 3443 9744
Fax: (55 11) 3443 9532                        Fax: (55 11) 3443 9532                Fax: (5511) 3443-9532
E-mail: vasco.barcellos@braskem.com.br        E-mail: jm.treiger@braskem.com.br     E-mail: luiz.valverde@braskem.com.br

BRASKEM
                                                  [logo omitted]  [logo omitted]

                                  ATTACHMENT I

                           Braskem S.A. (Consolidated)
                               Income Statement *
                                  (R$ million)

                                                  1Q03        1Q02**  Change (%)
                                                    A           B      (A)(B)
                                                  ------------------------------

Gross Revenues                                     2,886         1,629       77

Net Revenue                                        2,292         1,230       86

Cost of Goods Sold                                (1,823)       (1,043)      75

Gross Profit                                         469           186      152

Selling, General and Administrative Expenses         (76)          (64)      19

Depreciation and Amortization                        (43)          (43)      -1

Other operating revenues (expenses)                  (11)           48        -

Equity in Subsidiaries                                20           (84)       -

Operating Income (pre-financial items)               358            44      714

Net Financial Result                                 (87)         (217)     -60

Operating Profit                                     271          (173)       -

Other non-operating revenues (expenses)               (1)          (15)     -93

Pre-tax profit (loss)                                270          (188)       -

Income tax                                           (52)           16        -

Minority Participation                               (86)            8        -

Net income (loss)                                    131          (164)       -


EBITDA                                               450           238       89



      * Excludes the effects of proportional consolidation as per CVM-247 ** Pro forma income statement

BRASKEM
                                                  [logo omitted]  [logo omitted]


                                  ATTACHMENT II
                           Braskem S.A. (Consolidated)
                           Balance Sheet (R$ million)

         ASSETS                                3/31/2003  12/31/2002  Change (%)
                                                  A           B        (A)(B)
                                               --------------------------------

Current Assets                                 3,765         3,184         18

   . Cash and marketable securities              570           601         -5

   . Accounts receivable                       1,278           883         45

   . Inventory                                 1,126           769         46

   . Taxes to be recovered                       470           632        -26

   . Financing pre-payments                      127            98         30

   . Others                                      194           348        -44

Non-current Assets                             1,350         1,307          3

    . Related Parties                             33            33          0

    . Receivables and marketable securities      126           119          0

    . Others                                   1,191         1,155          3

Permanent Assets                               8,816         8,867         -1

    . Investments                              2,811         4,284        -34

    . Plant, Property and Equipment            4,557         3,926         16

    . Deferred                                 1,448           657        120

Total Assets                                  13,930        13,358          4

Liabilities and Shareholders Equity            3/31/2003  12/31/2002  Change (%)
                                                  A           B        (A)(B)
                                               --------------------------------

Current Liabilities                            5,841         5,118         14

   . Suppliers                                 1,946         1.606         21

   . Financing                                 2,799         2.583          8

   . Others                                    1,096           929         18

Non-current Liabilities                        5,624         6.001         -6

   . Financing                                 4,388         4.931        -11

   . Related Parties                             258           265         -3

   . Others                                      978           805         22


Minority Shareholder Participation               497           404         23


Shareholders' Equity                           1,968         1,835          7


Total Liabilities and Shareholders' Equity    13,930        13,358          4


  * Excludes the effects of proportional consolidation as per CVM-247